Exhibit 9
[Medicis Letterhead]
August 17, 2005
To Our Stockholders:
     On August 17, 2005, the Board of Directors (the “Board”) of Medicis Pharmaceutical Corporation (the “Company”) renewed its existing stockholder rights agreement by entering into an Amended and Restated Rights Agreement, dated as of August 17, 2005 (the “Rights Agreement”), with Wells Fargo Bank, N.A., as rights agent. The Rights Agreement amended and restated the Company’s existing rights agreement which was scheduled to expire on August 17, 2005. A summary of the Rights Agreement is enclosed.
     The action taken maintains the Board’s ability to represent the interests of stockholders of the Company effectively in the event of an unsolicited takeover attempt. Currently, the Board is not aware of any hostile effort to acquire the Company. The Board considers the Rights Agreement to be an appropriate means of protecting both your right to retain your equity investment in the Company and the full value of that investment. Many other companies have issued rights similar to those approved by the Board.
     The Rights Agreement is not intended to prevent a takeover of the Company on terms beneficial to its stockholders and, in fact, will not do so. It may, however, deter an attempt to acquire the Company in a manner or on terms that the Board determines not to be in the best interests of its stockholders. The Rights Agreement is designed to deal with the very serious problem of a takeover attempt that deprives the Company’s Board and its stockholders of any real opportunity to determine the destiny of the Company. The Rights also are intended to protect the Company and its stockholders against unfair takeover tactics that often unfairly pressure stockholders to sell their investments at less than full value.
     The Company may redeem the preference share purchase rights under the Rights Agreement (the “Rights”) for $0.001 per Right at any time before any person or group acquires beneficial ownership of 15% or more of the Company’s outstanding Class A common stock (with certain exceptions), under the circumstances set forth in the Rights Agreement. The Rights should not interfere with a negotiated merger or other business combination approved by the Board.
     The renewal of the Company’s stockholder rights agreement does not in any way weaken the financial strength of the Company or interfere with its business plans. The renewal of the agreement has no present dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you under current federal income tax law, and will not change the way in which the Company’s shares of common stock may be traded. If the Rights should become exercisable, stockholders, depending on then existing circumstances, may recognize taxable income.

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     The Board was aware when it approved the renewal of the Company’s stockholder rights agreement that some people have advanced arguments that securities such as the Rights deter legitimate acquisition proposals. The Board carefully considered those views and concluded that the arguments are speculative and unconvincing and certainly do not justify leaving stockholders with less effective protection against unfair treatment by an acquiror who, after all, would be seeking its own advantage, not yours. The Board believes that the Rights represent a sound, reasonable and appropriate means of addressing the complex issues of corporate policy developed as a response to the threat of coercive takeovers.
     In renewing the Company’s stockholder rights agreement, we have expressed our confidence in the Company’s future, and we believe we have increased your ability to participate in that future.

Sincerely,

Jonah Shacknai Chairman of the Board and Chief Executive Officer

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SUMMARY OF RIGHTS AGREEMENT
On August 17, 1995, the Board of Directors of our Company, Medicis Pharmaceutical Corporation, a Delaware corporation, declared a dividend of one preference share purchase right (a “Right”) for each outstanding share of Class A common stock, par value $0.014 per share, and Class B common stock, par value $0.014 per share. The dividend was payable to the stockholders of record on August 30, 2005.
The Rights were issued pursuant to the Rights Agreement as made between our Company and the predecessor-in-interest to Wells Fargo Bank, N.A., as the Rights Agent (the “Rights Agent”), on August 17, 1995 (as amended, the “Original Rights Agreement”). Our Board renewed the Original Rights Agreement, which was scheduled to expire on August 17, 2005, pursuant to the Amended and Restated Rights Agreement, dated as of August 17, 2005 between our Company and the Rights Agent (as so amended and restated, the “Rights Agreement”). Our Board has adopted the Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group which acquires 15% or more of our outstanding common stock (or 20% or more for certain institutional investors) without the approval of our Board. The Rights Agreement should not interfere with any merger or other business combination approved by our Board.
For those interested in the specific terms of the Rights Agreement, we provide the following summary description. Please note, however, that this description is only a summary is not complete, and should be read together with the entire Rights Agreement, which has been filed with the Securities and Exchange Commission as an Exhibit to an amendment to a registration statement on Form 8-A/A dated August [___], 2005. A copy of the Rights Agreement is available free of charge from our Company.
The Rights. Our Board authorized the issuance of a Right with respect to each outstanding share of common stock on August 30, 1995. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock we issue after August 30, 1995 until the Distribution Date described below.
Exercise Price. Each Right will allow its holder to purchase from our Company one one-hundredth of a share of Series A Junior Participating Preference Stock (“Preferred Share”) for $200.00, subject to adjustment as described below, once the Rights become exercisable.
Exercisability. The Rights will not be exercisable until
☐	10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of our outstanding common stock (or 20% or more for certain institutional investors) or, if earlier,
☐	10 business days (or a later date determined by our Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

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We refer to the date when the Rights become exercisable as the “Distribution Date.” Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by Right certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.
Consequences of a Person or Group Becoming an Acquiring Person.
☐	Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person will thereafter have the right to receive shares of Class A common stock at a 50% discount. For each Right, a holder except the Acquiring Person will have the right to receive that number of shares of Class A common stock then having a market value of two times the exercise price of the Right. For example, assuming an exercise price of $200 per Right, for each Right, a holder except the Acquiring Person will have the right to receive shares of Class A common stock worth $400 by paying the exercise price of $200.

☐	Flip Over. If our Company is acquired in a merger or similar transaction after an Acquiring Person becomes such, all holders of Rights except the Acquiring Person will thereafter have the right to receive shares of common stock of the acquiring company at a 50% discount. For each Right, a holder except the Acquiring Person will have the right to receive that number of shares of common stock of the acquiring company then having a market value of two times the exercise price of the Right. For example, assuming an exercise price of $200 per Right, for each Right, a holder except the Acquiring Person will have the right to receive shares of common stock of the acquiring company worth $400 by paying the exercise price of $200.
Preferred Share Provisions.
Each one one-hundredth of a Preferred Share, if issued:
☐	will not be redeemable.

☐	will entitle holders to quarterly dividend payments of $0.01 per one one-hundredth of a Preferred Share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

☐	will entitle holders upon liquidation either to receive $1.00 per one one-hundredth of a Preferred Share or an amount equal to the payment made on one share of common stock, whichever is greater.

☐	will have the same voting power as one share of Class A common stock.

☐	if shares of our Class A common stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Class A common stock.

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The value of one one-hundredth interest in a Preferred Share should approximate the value of one share of Class A common stock.
Expiration. The Rights will expire at 5:00 P.M., New York time, on August 17, 2015, unless such date is advanced or extended or unless the Rights are earlier redeemed or exchanged by our Board as described below.
Redemption. Our Board may redeem the Rights for $0.001 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.
A committee of our Board composed of independent directors will review the Rights Agreement periodically (at least every three years) in order to consider whether the maintenance of the Rights Agreement continues to be in the best interests of the Company, its stockholders and any other relevant constituencies. This committee will communicate its conclusions to the full Board after each review, including any recommendation as to whether the Rights Agreement should be modified or the Rights should be redeemed.
Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding Class A common stock, our Board may extinguish the Rights by exchanging one share of Class A common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.
Anti-Dilution Provisions. Our Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or common stock. No adjustments to the purchase price of less than 1% will be made.
Amendments. The terms of the Rights Agreement may be amended by our Board without the consent of the holders of the Rights except that after a person or group becomes an Acquiring Person, our Board may not amend the agreement in a way that adversely affects holders of the Rights.

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